SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission file number 0-8076

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:

**THE SOUTHERN COMMUNITY BANCORP EMPLOYEES' SAVINGS AND
PROFIT SHARING PLAN**
38 Fountain Square Plaza, Cincinnati, Ohio 45263

B. Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

FIFTH THIRD BANCORP
38 Fountain Square Plaza, Cincinnati, Ohio 45263

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23   Consent of Independent Registered Public Accounting Firm.

Exhibit 99   Financial Statements as of and for the years ended December 31, 2005 and 2004 and Supplemental Schedule as of December 31, 2005 for The Southern Community Bancorp Employees' Savings and Profit Sharing Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Fifth Third Bank Pension and Profit Sharing Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMMUNITY BANCORP
EMPLOYEES' SAVINGS AND PROFIT
SHARING PLAN

Date: June 28, 2006   By: /s/ Paul L. Reynolds_____
                                    Paul L. Reynolds
                                    Member, Pension and Profit Sharing
                                    Committee

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-123493 of Fifth Third Bancorp on Form S-8 of our report dated June 28, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of the liquidation basis of accounting) appearing in this Annual Report on Form 11-K of the Southern Community Bancorp Employees' Savings and Profit Sharing Plan for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 28, 2006

Exhibit 99

The Southern Community Bancorp Employees' Savings and Profit Sharing Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, and Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

THE SOUTHERN COMMUNITY BANCORP EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Fifth Third Bancorp and the Pension and Profit Sharing Committee of
The Southern Community Bancorp Employees' Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets in liquidation available for benefits of the Southern Community Bancorp Employees' Savings and Profit Sharing Plan (formerly the Southern Community Bancorp 401(k) Plan) (the "Plan") as of December 31, 2005 and 2004 and the related statements of changes in net assets in liquidation available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, Fifth Third Bancorp, the Plan's sponsor, decided to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which the investments are stated, from the ongoing plan basis used in presenting the 2004 financial statements to the liquidation basis used in presenting the 2005 financial statements.

In our opinion, such financial statements present fairly, in all material respects, the net assets in liquidation available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets in liquidation available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
June 28, 2006

THE SOUTHERN COMMUNITY BANCORP EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
INVESTMENTS—At fair value:		
Cash	$ 280,903	$ 330,386
Money market funds	139,430	179,529
Collective funds	454,788	407,832
Fifth Third Bancorp common stock	2,517,905	5,814,672
Participant notes receivable	6,634	8,608
Total investments	3,399,660	6,741,027
ACCRUED INVESTMENT INCOME	25,697	-
RECEIVABLES:		
Employer contributions	-	157,870
Participant contributions	-	56,457
Total receivables	-	214,327
Total assets	3,425,357	6,955,354
LIABILTIES-Estimated payments due to participants on liquidation	3,425,357	-
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 6,955,354

See notes to financial statements.

THE SOUTHERN COMMUNITY BANCORP EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:		
(Loss) income from investments:		
Interest and dividends	$ 125,974	$ 27,716
Net (depreciation) appreciation in fair value of investments	(762,385)	4,155,392
Total (loss) income from investments	(636,411)	4,183,108
Contributions:		
Employer contributions	-	197,231
Participant contributions	-	562,946
Total (reductions) additions	(636,411)	4,943,285
DEDUCTIONS:		
Estimated payments to participants on liquidation	(3,425,357)	-
Benefits paid to participants	(2,888,087)	(486,487)
Other expenses	(5,499)	(4,989)
Total deductions	(6,318,943)	(491,476)
(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(6,955,354)	4,451,809
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	6,955,354	2,503,545
End of year	$ -	$ 6,955,354

See notes to financial statements.

THE SOUTHERN COMMUNITY BANCORP EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF PLAN

The following brief description of The Southern Community Bancorp Employees' Savings and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution plan covering all former full-time employees of Southern Community Bancorp and subsidiaries ("the Company") who had three months of service and were age 18 or older. The Company entered into an Agreement and Plan of Merger with First National Bankshares of Florida, Inc. ("First National") on March 19, 2004, whereby 100% of the Company's common stock was exchanged for common stock of First National. The Agreement and Plan of Merger was completed in September 2004.

On August 2, 2004, First National entered into a definitive agreement (the "Agreement"), which provided for the acquisition of First National by Fifth Third Bancorp ("Fifth Third"), an Ohio corporation. The acquisition was completed on January 1, 2005.

The Plan was terminated due to the January 1, 2005 acquisition of the Company by Fifth Third. Fifth Third filed the appropriate documents for approved termination by the Internal Revenue Service ("IRS") and received a favorable determination letter from the IRS on May 16, 2006.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Fifth Third is the Plan Sponsor. Effective January 1, 2004, the Company engaged Pentegra Services, Inc. ("Pentegra Services") to be the Plan's recordkeeper and the Bank of New York to provide custodial services for the Plan.

Participant Accounts— The Plan was frozen prior to the acquisition by Fifth Third, therefore, each participant's account is credited only with allocations of Plan earnings (loss). Allocations are based on account balances or participant earnings (loss), as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants direct the investments of their balances into various investment options offered by the Plan. The Plan currently offers thirteen collective funds and one common stock fund as investment options to participants.

Funding and Vesting—As the Plan was frozen prior to the acquisition by Fifth Third, no additional participant or employer contributions are expected. Participants may change their investment elections at any time.

Participants are 100% vested in their account balances due to the termination of the Plan.

Payment of Benefits—On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installment payments over a specified period of time, not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Benefits are recorded when paid.

Tax Status— The Internal Revenue Service has determined and informed the Company by a letter dated May 16, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and that the termination of this Plan does not adversely affect its qualification for federal tax purposes.

Participant Notes Receivable—New loans were no longer permitted in 2005 due to the termination of the Plan. The original loans were secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Sponsor. Principal and interest are paid ratably through semi-monthly payroll deductions.

Forfeited Accounts—Forfeited accounts were used by the Company to reduce employer contributions. At December 31, 2005 and 2004, there were $858 and $23,789, respectively, in forfeited accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

General—As of December 31, 2005, the Plan assets and liabilities are presented on a liquidation basis presentation to illustrate the effect of Plan termination as if it occurred on December 31, 2005. Adoption of the liquidation basis of accounting had no effect on the valuation of the Plan's assets or liabilities. As of December 31, 2004, the Plan was accounted for using the accrual basis of accounting. All assets were not distributed or transferred as of December 31, 2005.

Valuation of Investments—The Plan's investments are stated at fair value. The fair value of collective funds is based on the fair market value of investments in the fund. The common stock of Fifth Third Bancorp is valued using the closing price on the last day of the Plan year. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the plan for investments in the funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions Receivable—Contributions receivable as of December 31, 2004 consists of (i) employee contributions made during the current Plan year which were not received by the custodian until the following Plan year and (ii) annual employer contributions not made until the following Plan year based on employee deferrals during the current Plan year.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company, as provided in the Plan document.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities, which may include U.S. Governmental securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets in liquidation available for benefits.

3. INVESTMENTS

Investments representing 5% or more of net assets in liquidation (excluding the estimated payments due to participants in 2005) available for benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004
Fifth Third Bancorp Common Stock *	$ 2,517,905	$ 5,814,672
Unallocated cash	280,903	<5%

* Denotes a party-in-interest

The net (depreciation) appreciation in fair value of investments of the Plan for the years ended December 31, 2005 and 2004 is presented in the following table:

	2005	2004
Collective funds	$ 47,537	$ 31,921
Fifth Third Bancorp common stock*	(809,922)	4,123,471
Net (depreciation) appreciation in fair value of investments	$ (762,385)	$ 4,155,392

* Denotes a party-in-interest

4. RELATED PARTY TRANSACTIONS AND SERVICE FEES

Certain Plan investments are the Plan Sponsor's common stock and therefore, these transactions qualify as party-in-interest.

Service fees charged for the administration and custodial services by Pentegra Services and the Bank of New York, including preparing participant statements, Plan financial statements in conjunction with the annual audit and the Plan's 5500, are paid by Fifth Third and are not reflected in the accompanying financial statements.

5. PLAN MERGERS AND TERMINATION

On August 2, 2004, First National entered into a definitive agreement (the "Agreement"), which provides for the acquisition of First National by Fifth Third Bancorp, an Ohio corporation ("Fifth Third"). The merger was completed on January 1, 2005. Prior to the acquisition the Plan was terminated and Fifth Third filed the appropriate documents for approved termination by the IRS. Fifth Third received a response from the IRS on May 16, 2006 granting termination. Participants will have an option to receive a full distribution, transfer fund balances into an individual retirement account or transfer fund balances into The Fifth Third Master Profit Sharing Plan. Pursuant to the Plan's termination, all affected participants became 100% vested in their account balance. Estimated payments due to participants on liquidation are reflected in the financial statements. The final distribution will include actual investments in net earnings of the Plan through the final date of distribution.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2005:

Net assets available for benefits per financial statements	$ -
Estimated payments to participants on termination	(3,425,357)
Net assets available for benefits per Form 5500	$ (3,425,357)

The following is a reconciliation of total deductions to benefits paid per the Form 5500 as of December 31, 2005:

Benefits paid to participants per financial statements	$ (6,313,444)
Less: Estimated payments to participants on liquidation	(3,425,357)
Benefits paid to participants per Form 5500	$ (2,888,087)

* * * * * *

SUPPLEMENTAL SCHEDULE

THE SOUTHERN COMMUNITY BANCORP EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

**SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005**

Asset Description	Current Market
UNALLOCATED FUND—Cash	$ 280,903
COLLECTIVE FUNDS:	
State Street Advisors Government/Money Market Fund	139,430
State Street Advisors S&P Mid Cap 400 Fund	105,234
State Street Advisors Equity Index/S&P 500 Fund	91,872
State Street Advisors S&P 500 Value Fund	55,329
State Street Advisors Russell 2000 Fund	36,625
State Street Advisors EAFE Index Fund	30,070
* Pentegra Stable Value Fund	28,380
State Street Advisors NASDAQ 100 Index Fund	27,682
State Street Advisors Passive Long TSY Fund	26,778
State Street Advisors S&P 500 Growth Fund	22,120
State Street Advisors Moderate Strategic Balanced Fund	15,696
State Street Advisors Aggressive Strategic Balanced Fund	10,505
State Street Advisors Conservative Strategic Balanced Fund	4,497
Total Collective Funds	594,218
* Fifth Third Bancorp Common Stock	2,517,905
* Participant Notes Receivable (Interest rates ranging from 5.25% to 6.00% and maturing on various dates through July 2007)	6,634
TOTAL	$ 3,399,660

* Party-in-interest